December 12, 2005
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Linda VanDoom, Senior Assistant Chief Accountant — Mail Stop 4561 Yolanda Crittendon, Staff Accountant — Mail Stop 4561

Re:	Alliance Data Systems Corporation Form 10-K for the year ended December 31, 2004 File No. 1-15749 (“the Filing”)
Ladies/Gentlemen:
     On behalf of Alliance Data Systems Corporation (the “Company”), we submit the Company’s response to the comments received from the Securities and Exchange Commission Staff (the “Staff”) in the Staff’s letter of November 29, 2005. Set forth below are the Company’s responses to the Staff’s numbered comments. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the Filing.
Form 10-K
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Critical Accounting Policies
Securitization of credit card receivables, pages 29-30
     1. We noted that you sell credit card receivables to a trust and retain servicing rights to those receivables, an equity interest in the trust, and an interest in the receivables. In return, the trust issues bonds in the capital market and notes in private transactions. The proceeds from the debt are used to fund the receivables, while cash collected from cardholders is used to finance new receivables and repay borrowings and related borrowing costs, which appears to be the revolving period. Please explain to us how you recognize and measure the implicit forward contract to sell new receivables during the revolving period. Refer to paragraph 76 of SFAS 140.
Response.
     The Company recognizes the implicit forward contract to sell new receivables during a revolving period at its fair value at the time of sale. Since the implicit forward was entered into at the market rate at the beginning of the transactions, its initial measure is zero at inception.

Securities and Exchange Commission
Division of Corporation Finance
December 12, 2005

Financial Statements and Notes
Note 2 — Summary of Significant Accounting Policies
Credit Card Receivables, page F-9
     2. We noted that the company retains an interest in the credit card receivables that is carried at fair value on the Balance Sheet. Tell us what consideration the company gave to the disclosure requirements of paragraph 17 (f) (3) of SFAS 140 which requires disclosure of key assumptions used in measuring the fair value of the retained interests at the time of securitization.
Response.
     In 2004, the incremental proceeds from new securitizations were approximately 3.5% of total securitized receivables. As a result, the Company does not believe the incremental retained interest associated with the securitization transactions in 2004 was material to the Company and therefore did not make the disclosures related to key assumptions in measuring the fair value of the retained interest. The Company will make the required disclosures as prescribed in paragraph 17 (f) (3) of SFAS 140 in future filings for material incremental transactions.
     The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the Filing, (b) staff comments or changes to disclosure in response to staff comments in the Filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filing, and (c) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     If any questions should arise in the course of your review of this letter, please call the undersigned at (972) 348-5191 or Alan M. Utay at (972) 348-5677.
Sincerely,

/s/ Edward J. Heffernan
Edward J. Heffernan,
EVP and Chief Financial Officer

Securities and Exchange Commission
Division of Corporation Finance
December 12, 2005

copies:	Alan M. Utay
Executive Vice President, General Counsel and
Chief Administrative Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

Michael Kubic
Senior Vice President, Corporate Controller
and Chief Accounting Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

Brian Gore
Vice President of Finance
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252